Exhibit 99.1

LightInTheBox Reports Second Quarter 2015 Financial Results

Conference Call to be Held at 8:00AM ET on September 16, 2015

Beijing, China, September 16, 2015 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•             Non-GAAP1 net revenues were $90.8 million, compared to non-GAAP net revenues of $88.4 million in the second quarter of 2014. GAAP net revenues were $78.4 million

•             Non-GAAP net income was $7.1 million, compared with non-GAAP net loss of $6.9 million in the same quarter of 2014. GAAP net loss was $5.6 million

•             Non-GAAP gross margin was 46.1% compared to non-GAAP gross margin of 41.7% last quarter and 38.6% during the same period last year. GAAP gross margin was 37.5%, compared to gross margin of 34.0% last quarter

•             Total operating expenses were reduced by 30.9% sequentially to $35.4 million

•             Mobile revenue increased to 32.9% of total net revenues, compared with 28.2% in the same quarter of 2014, and 30.4% in the first quarter of 2015

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We delivered a strong performance despite continued economic uncertainty in several major markets and unfavorable currency fluctuations, especially the Euro. We made significant progress in our efforts to reduce costs and improve operational efficiency which is reflected by our improved gross margin and bottom line on a sequential basis. We are also very excited to welcome Aokang as a strategic investor and partner. Together we have taken a first step in driving industry revolution by combining mobile internet technologies and big data analytics with first-class manufacturing capabilities and powerful supplier networks. We believe this partnership will act as a role model for China’s ‘Internet Plus’ strategy and create tremendous growth opportunities for us.”

Mr. Robin Lu, Chief Financial Officer of LightInTheBox added, “Our cost reduction measures helped us deliver a solid improvement in our bottom line performance. We remain keenly focused on continuously improving our operational efficiency and customer satisfaction.”

1 Non-GAAP measures are adjusted by excluding foreign exchange impact and share-based compensation expenses.  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Second Quarter 2015 Financial Results

GAAP Net revenues decreased 12.6% year-over-year to $78.4 million from $89.8 million in the second quarter of 2014. Excluding the $12.4 million unfavorable impact of year-over-year changes in foreign exchange rates, non-GAAP net revenues were $90.8 million during the second quarter of 2015. Total orders decreased 7.2% year-over-year to 2.0 million during the second quarter of 2015, while the total number of customers who made a purchase decreased 6.0% year-over-year to 1.6 million. Revenues from repeat customers increased to 46.1% of total net revenues, compared with 40.4% in the same quarter of 2014, while mobile revenue increased to 32.9% of total net revenues, compared with 28.2% for the corresponding period of 2014.

Revenues in the apparel category decreased 1.3% year-over-year to $34.9 million for the second quarter of 2015 despite a strong performance in the ready-to-wear apparel business. As a percentage of total net revenues, apparel revenues were 44.6%, compared with 39.5% in the same quarter of 2014. Revenues from other general merchandise decreased by 20.0% year-over-year to $43.5 million during the second quarter of 2015.

Revenues from Europe decreased by 19.5% to $44.6 million, representing 56.8% of total net revenues during the second quarter of 2015. Revenues from North America increased by 18.2% to $23.6 million, representing 30.1% of total net revenues during the quarter, while revenues from other countries decreased by 28.9% to $10.2 million, representing 13.1% of total net revenues this quarter.

Gross profit for the second quarter of 2015 was $29.5 million, down from $35.5 million in the same period of 2014. Gross margin was 37.5% in the second quarter of 2015, compared with 39.5% in the same quarter of 2014. The decrease in gross margin was primarily attributable to a stronger U.S. dollar over the last year and shifts in product mix. Excluding the unfavorable changes in foreign exchange rates, non-GAAP gross margin during the second quarter of 2015 was 46.1%.

Total operating expenses in the second quarter of 2015 were $35.4 million, compared with $41.8 million in the same quarter of 2014.

•             Fulfillment expenses in the second quarter of 2015 were $5.4 million, compared with $5.5 million in the same quarter of 2014. Fulfillment expenses per order were $2.68 an increase from $2.51 in the same quarter of 2014 and $2.43 from the first quarter of 2015.

•             Selling and marketing expenses in the second quarter of 2015 were $20.1 million, compared with $24.8 million in the same quarter of 2014. Selling and marketing expenses per order improved to $9.97 from $11.40 in the same quarter 2014.

•             General and administrative (G&A) expenses in the second quarter of 2015 were $9.8 million, compared with $11.5 million in the same quarter of 2014. As a percentage of total net revenues, G&A expenses were 12.5%, compared with 12.9% in the same quarter of 2014. G&A expenses in the second quarter of 2015 included $3.9 million in technology investments, compared with $3.7 million in the second quarter of 2014, which are important for future growth.

Loss from operations was $5.9 million in the second quarter of 2015, compared with loss from operations of $6.3 million in the same quarter of 2014.

Net loss was $5.6 million in the second quarter of 2015, compared with a net loss of $5.7 million in the same quarter of 2014.

Net loss per ADS was $0.12 in the second quarter of 2015, compared with net loss per ADS of $0.11 in the same quarter of 2014. Each ADS represents two ordinary shares.

Non-GAAP net income was $7.1 million in the second quarter of 2015, compared with non-GAAP net loss of $6.9 million in the second quarter of 2014.

Non-GAAP net income per ADS was $0.15 in the second quarter of 2015, compared with non-GAAP net loss per ADS of $0.14 in the second quarter of 2014.

For the quarter ended June 30, 2015, the Company’s weighted average number of ADSs used in computing the loss per ADS was 47,538,728.

As of June 30, 2015, the Company had cash and cash equivalents, term deposits and restricted cash of $56.8 million, compared with $67.7 million as of March 31, 2015.

Share Repurchase Program

On December 16, 2013, the Company announced a $20 million share repurchase program. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month period through December 15, 2015.  As of June 30, 2015, the Company had repurchased a total of $17.7 million of its ADSs.

Business Outlook

For the third quarter of 2015, based on estimated changes in foreign exchange rates, the Company expects net revenues to be between $67.0 million and $70.0 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, September 16, 2015 to discuss its financial results and operating performance for the second quarter of 2015. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 35437666

A telephone replay will be available two hours after the conclusion of the conference call through 8:59 a.m., Eastern Time on September 24, 2015. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 35437666

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net revenues, non-GAAP gross profit, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net revenues is net revenues excluding foreign exchange impact on net revenues. Non-GAAP gross profit is gross profit excluding foreign exchange impact on net revenues. Non-GAAP loss from operations is loss from operations excluding foreign exchange impact on net revenues and share-based compensation. Non-GAAP net loss is net loss excluding the foreign exchange impact on net revenues and share-based compensation. Non-GAAP net loss per basic and diluted ADS is non-GAAP net loss divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues and non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of June 30,
	2014	2015
ASSETS
Current Assets
Cash and cash equivalents	75,358	40,722
Term deposit	5,802	14,472
Restricted cash	2,267	1,560
Accounts receivable	695	640
Inventories, net	9,845	10,355
Prepaid expenses and other current assets	5,189	5,038
Total current assets	99,156	72,787
Property and equipment, net	3,664	3,060
Acquired intangible assets, net	249	240
Goodwill	690	690
Long-term rental deposit	708	820
Long-term investment	—	2,056
TOTAL ASSETS	104,467	79,653

LIABILTIES
Current Liabilities
Accounts payable	25,236	33,187
Advance from customers	10,979	13,729
Accrued expenses and other current liabilities	25,069	22,795
Total current liabilities	61,284	69,711
TOTAL LIABILITIES	61,284	69,711

EQUITY
Ordinary shares	7	7
Treasury shares, at cost	(10,957)	(17,705)
Additional paid-in capital	155,872	156,634
Accumulated deficit	(101,608)	(128,840)
Accumulated other comprehensive loss	(131)	(154)
TOTAL EQUITY	43,183	9,942
TOTAL LIABILITIES AND EQUITY	104,467	79,653

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	June 30,	June 30,
	2014	2015
Net revenues	89,771	78,446
Cost of goods sold	(54,275)	(48,992)
Gross profit	35,496	29,454
Operating expenses
Fulfillment	(5,475)	(5,407)
Selling and marketing	(24,835)	(20,144)
General and administrative	(11,543)	(9,827)
Total operating expenses	(41,853)	(35,378)
Loss from operations	(6,357)	(5,924)
Exchange Gain on offshore bank accounts	46	66
Interest income	654	250
Loss before income taxes	(5,657)	(5,608)
Income taxes expenses	(19)	(20)
Net loss	(5,676)	(5,628)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	99,375,130	95,077,456
—Diluted	99,375,130	95,077,456

Net loss per ordinary share
—Basic	(0.06)	(0.06)
—Diluted	(0.06)	(0.06)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.11)	(0.12)
—Diluted	(0.11)	(0.12)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	June 30,	June 30,
	2014	2015
Net revenues	89,771	78,446
Foreign exchange impact on net revenues*	(1,383)	12,367
Non-GAAP net revenues	88,388	90,813

Gross profit	35,496	29,454
Foreign exchange impact on net revenues*	(1,383)	12,367
Non-GAAP gross profit	34,113	41,821

Loss from operations	(6,357)	(5,924)
Foreign exchange impact on net revenues*	(1,383)	12,367
Share-based compensation expenses	120	380
Non-GAAP (loss) income from operations	(7,620)	6,823

Net loss	(5,676)	(5,628)
Foreign exchange impact on net revenues*	(1,383)	12,367
Share-based compensation expenses	120	380
Non-GAAP net (loss) income	(6,939)	7,119

Non-GAAP weighted average numbers of shares used in calculating net (loss) income per ordinary share
—Basic	99,375,130	95,077,456
—Diluted	99,375,130	96,743,983

Non-GAAP net (loss) income per ordinary share
—Basic	(0.07)	0.07
—Diluted	(0.07)	0.07

Non-GAAP net (loss) income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.14)	0.15
—Diluted	(0.14)	0.15

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of June 2015 will be calculated by the average of the daily exchange rates in June 2014 times the respective original foreign currency net revenues in June 2015.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	June 30,	June 30,
	2014	2015
Net loss	(5,676)	(5,628)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	481	578
Share-based compensation	120	380
Inventory write-down	363	383
Exchange gain on offshore bank accounts	(46)	(66)
Changes in operating assets and liabilities
Accounts receivable	583	190
Inventories	282	606
Prepaid expenses and other current assets	27	1,330
Accounts payable	189	2,057
Advance from customers	476	(989)
Accrued expense and other current liabilities	2,723	(5,887)
Long-term rental deposit	17	(111)
Net cash used in operating activities	(461)	(7,157)
Cash flows from investing activities
Purchase of property and equipment	(896)	(84)
Maturity of term deposit	3,612	5,807
Purchase of term deposit	—	(9,015)
(Deposit)withdrawal in restricted cash	(40)	380
Net cash provided by (used in) investing activities	2,676	(2,912)
Cash flows from financing activities
Proceeds from exercise of share options	72	78
Repurchase of ordinary shares	(2,642)	(3,827)
Net cash used in financing activities	(2,570)	(3,749)
Effect of exchange rate changes on cash and cash equivalents	(32)	30
Cash and cash equivalents at beginning of period	18,994	54,510
Cash and cash equivalents at end of period	18,607	40,722